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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 04 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

3/8/02 FV

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R. G. Freeman Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 South Winchester Blvd., Building O, Suite 276
(No. and Street)

San Jose, CA 95128-3901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. G. Freeman (408)551-6600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruno & Bruno
(Name — if individual, state last, first, middle name)

391 Taylor Blvd., Suite 105, Pleasant Hill, CA 94523
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, R. G. Freeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. G. Freeman Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

SUBSCRIBED AND SWORN TO BEFORE ME THIS 21ST DAY OF FEBRUARY, 2002.

Notary Public

MY COMMISSION EXPIRES: 09/16/05



KRISTY L. BECK
COMM. # 1321084
NOTARY PUBLIC • CALIFORNIA
SANTA CLARA COUNTY
Comm. Exp. SEPT. 16, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUNO & BRUNO
Certified Public Accountants
391 Taylor Blvd., Suite 105
Pleasant Hill, California 94523
Telephone (925) 676-1960 Fax (925) 676-6339
e-mail: bob@brunoandbruno.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder's of
R. G. Freeman Securities, Inc.

We have audited the accompanying balance sheet of R. G. Freeman Securities, Inc. (a California corporation) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. G. Freeman Securities, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 5, 2002
Pleasant Hill, California

R. G. Freeman Securities, Inc.
Balance Sheet
December 31, 2001

Assets	
Cash	$ 21,026
Receivable from broker/dealer	57,865
Accrued interest receivable	109
Note receivable – stockholder	21,790
Prepaid expense	4,500
Total current assets	105,290
Property and Equipment (at cost)	
Office equipment	23,761
Leasehold improvements	1,500
	25,261
Less accumulated depreciation	(24,964)
Net property and equipment	297
Other Assets	
Security deposit	2,150
	2,150
Total assets	$ 107,737
	======
Liabilities and Stockholder's Equity	
Commissions payable	$ 10
Total liabilities	10
Stockholder's equity	
Capital stock	10,000
Retained earnings	97,727
Total stockholder's equity	107,727
Total liabilities and stockholder's equity	$ 107,737
	======

The accompanying notes are an integral part of this statement.

R. G. Freeman Securities, Inc.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2001

Revenues:	
Commissions	$ 7,483
Advisory	235,748
Total revenues	243,231
Expenses:	
Bank charges	77
Commissions	2,251
Contributions	350
Depreciation	2,747
Dues and subscriptions	1,779
Legal and accounting	3,159
Payroll taxes	8,069
Registration fees	1,206
Rent	35,280
Salary	196,580
Total expenses	251,498
Loss from operations	(8,267)
Other income	
Interest	1,714
Loss before income taxes	(6,553)
Income taxes	1,214
Net loss	$ (7,767)

The accompanying notes are an integral part of this statement.

R. G. Freeman Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Capital Stock	Retained Earnings	Total
Balance at January 1, 2001	$ 10,000	$ 105,494	$ 115,494
Net loss		(7,767)	(7,767)
Balance at December 31, 2001	$ 10,000	$ 97,727	$ 107,727

The accompanying notes are an integral part of this statement.

R. G. Freeman Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Reconciliation of net income to net cash:	
Net loss	$ (7,767)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	2,747
Deferred tax	414
(Increase) decrease in:	
Receivable from broker/dealer	2,917
Accrued interest receivable	7
Note receivable – stockholder	1,355
Prepaid expense	(1,763)
Increase (decrease) in:	
Commissions payable	(142)
Net cash provided (used) by operations	(2,232)
Net increase (decrease) in cash	(2,232)
Beginning cash balance	23,258
Ending cash balance	$ 21,026
Supplemental information to the statement of cash flows:	
Cash paid for taxes	$ 800
Cash paid for interest	$ 0

The accompanying notes are an integral part of this statement.

R. G. Freeman Securities, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2001

Note 1 – Summary of Significant Accounting Policies

a. Organization

The Company was incorporated in the State of California on February 14, 1983, and began operating on May 16, 1984. The Company is a Broker Dealer and is engaged in the selling of general securities in limited partnership interests, direct participation programs, investment company shares and variable annuities. Additionally, the Company is a registered financial advisor and in that capacity has power of attorney and earns a management fee for managing client's portfolios. Based upon revenue, the advisory activity represents the major portion of its business. The Company's customers are located primarily in Northern California.

b. Method of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

c. Cash and Equivalents

For the purpose of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

d. Accounts Receivable

Accounts receivable are stated at full value, no provision has been made, as all accounts are deemed to be fully collectible. Therefore, no allowance for doubtful accounts was recorded.

e. Property and Equipment

Equipment is stated at cost and depreciated over the estimated useful life, which is five years, utilizing straight-line method. For income tax purposes these assets are depreciated on an accelerated method. Total depreciation expense for the year is $2,747.

R. G. Freeman Securities, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2001

Note 1 – Summary of Significant Accounting Policies (continued)

f. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Income Taxes

Income tax expense for the year is as follows:

Federal	$ 0
State	800
Deferred	414
	$ 1,214

At December 31, 2001 the Company has net operating loss carry forward available for income tax purposes as follows:

Expiration Date	
December 31, 2018	$ 18,400
December 31, 2019	10,400
December 31, 2020	3,009
December 31, 2021	4,346
	$ 36,155

Note 2 – Income Taxes (continued)

Additionally, the Company has Section 179 carry forwards expiring in December 31, 2010, in the amount of $10,529 available.

Income taxes are provided on income reported in the financial statements. Deferred taxes are provided in accordance with Financial Accounting Standards No. 109. The total change in deferred income tax balance as of December 31, 2001 was $414.

At December 31, 2001, the company has net operating losses and Section 179 deductions totaling $46,684 that may be offset against future taxable income through 2021. A deferred tax asset of $8,600 has been recognized for the carry-forward. However, no tax benefit has been reported in the 2001 financial statements because the Company believes there is at least a 50% chance that the carry-forward will expire unused. Accordingly, the $8,600 tax benefit of the tax carry-forward has been offset by a $8,600 valuation allowance. As time passes, management will be able to better assess the amount of the benefit it will realize for using the carry-forward. The expected tax benefit of $8,600 that would result from applying the statutory tax rates to the pretax loss of $46,684 differs from the amounts reported in the financial statements because of the increase in the valuation allowance.

Note 3 – Reconciliation of Net Capital Computed to Audited Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c 3-1), which requires the maintenance of minimum net capital and require the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $21,016, which was $16,016 in excess of net capital of $5,000.

December 31, 2001, unaudited balance computed by respondent	$20,897
Audit adjustments and non-allowable assets	119
Audited net capital at December 31, 2001	$21,016
	=====

Note 4 – Related Party Transactions

The Company has ancillary services provided from an affiliate at no cost.

The Company has lent funds to the sole shareholder. The loan was outstanding at year end and interest was paid to the Company at a rate of 6.0% which amounted to $1,338. At December 31, 2001, the balance due from the shareholder including interest amounted to $21,899. For 2001, the shareholder repaid $1,355 of the loan.

The Company subleases office space from an affiliate (see Note 5 for details). In addition, the affiliate is holding a $2,150 security deposit on the lease.

R. G. Freeman Securities, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2001

Note 5 – Lease Costs

The Company has entered into a lease of its office space. The lease runs to September 30, 2002. Total rent expense for the year was $35,280. The following represents the remaining amounts to be paid on this lease.

2002	$38,367
	=====

Note 6 – Common Stock

100,000 shares of no par common stock are authorized. 10,000 shares are issued and outstanding at December 31, 2001.

Note 7 – Note Receivable – Stockholder

The Company has lent funds to the sole-shareholder and President of the Company. This note is a demand note and bears interest at 6.0%. The outstanding balance at December 31, 2001 amounted to $21,790.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER R. G. Freeman Securities, Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

Line	Item	Code	Amount	Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$	107,727.	3480
2.	Deduct ownership equity not allowable for Net Capital [19]				( )	3490
3.	Total ownership equity qualified for Net Capital				107,727.	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	107,727.	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 86,711	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		(86,711.)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions [20]			$	86,711.	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities [18]		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (List)		3736		( )	3740
10.	Net Capital			$	21,016.	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER R. G. Freeman Securities, Inc. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 7.	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000.	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000.	3760
14.	Excess net capital (line 10 less 13)	$ 16,016.	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22 $ 21,015.	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 10.	3790
17.	Add:				
	A. Drafts for immediate credit	21 $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 10.	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 0.	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER R. G. Freeman Securities, Inc. as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Emmett A. Larkin Co., Inc. [4335]	X	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

ITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

R.G. Freeman Securities, Inc.
SEC No. 8-31407
Supplementary Information Required
Compliance and Internal Controls
December 31, 2001

Board of Directors
R.G. Freeman Securities, Inc.
San Jose, California

Exhibit A

In planning and performing our audit of the financial statements and supplementary schedules of R.G. Freeman Securities, Inc., for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R.G. Freeman Securities, Inc.
SEC No. 8-31407
Supplementary Information Required
Compliance and Internal Controls
December 31, 2001

Exhibit A
Page 2

Because of inherent limitations in internal control or the practices procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material in adequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bruno & Bruno CPA's
Pleasant Hill, California
February 5, 2002

